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                              October 6, 2023

       Dan H. Arnold
       Chief Executive Officer and President
       LPL Financial Holdings Inc.
       4707 Executive Drive
       San Diego, CA 92121

                                                        Re: LPL Financial
Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 22,
2023
                                                            File No. 333-274631

       Dear Dan H. Arnold:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3 filed September 22, 2023

       General

   1. We note that LPL Holdings Inc., which appears to be a majority-owned subsidiary of LPL
                                                        Financial Holdings
Inc., intends to issue convertible debt securities. Please provide us with your analysis as
to why the use of Form S-3 is appropriate to register LPL
                                                        Holding's debt
securities. In this regard, please see General Instruction I.C.2 to to C.5 of
                                                        Form S-3, which provide
that a majority-owned subsidiary of an S-3 eligible company
                                                        may offer securities
registered on Form S-3 if they are non-convertible securities, other than common equity.
Please also see Securities Act Forms C&DI paragraph 217.02
                                                        located on our website
at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm. In this regard, please
also clarify what the LPL Holdings Inc. convertible debt is convertible into.
   2. We note that LPL Capital Partners, Inc. and LPL Insurance Associates, Inc. are named as co-registrants.
Please provide us an analysis supporting your conclusion that LPL
 Dan H. Arnold
LPL Financial Holdings Inc.
October 6, 2023
Page 2
       Capital Partners, Inc. and LPL Insurance Associates, Inc. are eligible to use Form S-3 to register the guarantees of the debt securities of LPL Holdings, Inc.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.



                                                            Sincerely,
FirstName LastNameDan H. Arnold
                                                            Division of
Corporation Finance
Comapany NameLPL Financial Holdings Inc.
                                                            Office of Finance
October 6, 2023 Page 2
cc:       Thomas Fraser
FirstName LastName